Richard P. Cunningham, Jr. Direct Dial: 804.823.4017 Direct Fax: 804.823.4099 rcunningham@kv-legal.com

December 9, 2014

VIA EDGAR and FedEx Overnight

Ms. Erin E. Martin, Esq.

Ms. Kim McManus, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Bluerock Residential Growth REIT, Inc.
Registration Statement on Form S-3
Filed November 19, 2014
File No. 333-200359

Dear Ms. Martin and Ms. McManus:

This letter is submitted on behalf of our client, Bluerock Residential Growth REIT, Inc. (the “Company”), in response to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), in a letter dated December 4, 2014 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3 (File No. 333-200359) filed with the Commission on November 19, 2014 (the “Registration Statement”). For your convenience, we have reproduced your comment below in bold, followed by our response.

For your convenient reference, we have also enclosed with this letter a copy of Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-11 (File No. 333-192610) filed with the Commission on March 13, 2014 (“Amendment No. 3”), as referenced below, which has been flagged to indicate the pages referenced in the footnotes and elsewhere herein.

General

1.	We note that you have filed this registration statement on Form S-3. We further note that your Form 8-K filed on March 17, 2014 reported an unregistered sale of equity securities pursuant to an agreement entered into on March 10, 2014. It appears that the Form 8-K was not timely filed and that you are not eligible to use Form S-3 pursuant to Instruction I.A. Please explain to us why you believe you are eligible to use this form. Alternatively, please amend your registration statement on an appropriate form.

Website: www.kv-legal.com

Richmond Office | 1401 E Cary Street | Richmond, VA 23219 | Phone: 804.823.4000

Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

Alexandria Office | 439 North Lee Street | Alexandria, VA 22314 | Phone: 572.527.1300 | Fax: 571.527.1319

Ms. Erin E. Martin, Esq.

Ms. Kim McManus, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 9, 2014

Response: We respectfully submit that the Company is eligible to use Form S-3 pursuant to General Instruction I.A thereto.  In particular, pursuant to General Instruction B.3 to Form 8-K, the Company’s Form 8-K as filed with the Commission on March 17, 2014 should not be considered a late filing resulting in the loss of Form S-3 eligibility, because the Item 3.02 information required by Form 8-K had been previously reported in Amendment No. 3, which was filed on March 13, 2014, prior to the filing deadline for the Form 8-K information of 5:30 p.m. EST on Friday, March 14, 2014 (the “Item 3.02 8-K Deadline”). For this reason, we believe that the Company meets the criteria for Form S-3 eligibility described in paragraph 3(b) of General Instruction I.A to Form S-3.

Specifically, the Company’s Amendment No. 3 included disclosure regarding the Company’s entry, on March 10, 2014, into certain contribution agreements (collectively, the “Contribution Agreements”) to acquire additional real estate investments in connection with the Company’s initial public offering (the “IPO”). As consideration for the acquisitions pursuant to the Contribution Agreements (collectively, the “Acquisitions”), the Company contemplated certain private issuances of shares of the Company’s Class A common stock, units of limited partnership interest in the Company’s operating partnership, Bluerock Residential Holdings, LP (the “Operating Partnership,” and such units, “OP Units”), and long-term incentive plan units in the Operating Partnership (“LTIP Units”) (collectively, the “Private Issuances”) at the closing of the Company’s IPO, each of which was also described in Item 3.02 of the Company’s Report on Form 8-K filed on March 17, 2014.

In connection with the unregistered sale of equity securities, Item 3.02(a) of Form 8-K (“Item 3.02”) requires that the information set forth in paragraphs (a) and (c) through (e) of Item 701 of Regulation S-K (“Item 701”) be furnished, as follows:

1.	The date of sale and the title and amount of securities sold (Item 701(a));

2.	As to securities sold for cash, the aggregate offering price and the aggregate underwriting discounts or commissions, and as to any securities sold otherwise than for cash, the nature of the transaction and the nature and aggregate amount of consideration received by the registrant (Item 701(c));

3.	The section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and a brief statement of the facts relied upon to make the exemption available (Item 701(d)); and

4.	If the information called for by this paragraph is being presented on Form 8-K, and where the securities sold by the registrant are convertible or exchangeable into equity securities, or are warrants or options representing equity securities, the terms of conversion or exercise of the securities (Item 701(e)).

Ms. Erin E. Martin, Esq.

Ms. Kim McManus, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 9, 2014

With respect to each of the Private Issuances, Amendment No. 3 contains detailed information as required to be furnished under Item 3.02 pursuant to Item 701. Specifically, Item 33 of Part II of Amendment No. 3 sets forth, for each of the Private Issuances,(1) (i) the title and amount of securities sold(2) (as required under Item 701(a)); (ii) the nature of the transaction(3) and the nature and aggregate amount of consideration received by the Company in connection with the sale of the securities(4) (as required under Item 701(c) for any securities, such as those in the Private Issuances, sold otherwise than for cash); and (iii) the section of the Securities Act under which exemption from registration was claimed(5) and a brief statement of the facts relied upon to make the exemption available(6) (as required under Item 701(d)). This same information is reflected on pages 102 through 105 of Amendment No. 3.

Further, the Contribution Agreements providing for each of the Private Issuances are reflected in the Exhibit List to Amendment No. 3 as being effective as of March 10, 2014 (as required under Item 701(a)), and were filed as Exhibits 10.91 through 10.95 to Amendment No. 3. Item 3.02(a) of Form 8-K specifies that with respect to the sale of unregistered equity securities, the filing obligation is triggered when the Company enters into a binding agreement, “whether or not subject to conditions, under which the equity securities are to be sold.” Each of the Contribution Agreements constitutes such a binding agreement. Pursuant to previous Commission guidance, the Company has treated the effective date of the Contribution Agreements as the “date of sale” for each of the Private Issuances, as set forth in the Exhibit List to Amendment No. 3 (as required under Item 701(a)).

(1)	Please see pages II-1 through II-4 of Amendment No. 3 (flagged) with reference to the footnotes below.
(2)	Language in yellow (marked “A”) sets forth the title and amount of securities sold for each Private Issuance, as required under Item 701(a).
(3)	Language outlined in red (marked “B”) sets forth information regarding the nature of the transaction for each Private Issuance, as required under Item 701(c) for any securities, such as those in the Private Issuances, sold otherwise than for cash.
(4)	Language in orange (marked “C”) sets forth information regarding the nature and aggregate amount of consideration received by the Company in connection with the sale of the securities for each Private Issuance, as also required under Item 701(c) for any securities, such as those in the Private Issuances, sold otherwise than for cash.
(5)	Language in green (marked “D”) sets forth information regarding the section of the Securities Act under which exemption from registration was claimed for each Private Issuance, as required under Item 701(d).
(6)	Language in blue (marked “E”) sets forth a brief statement of the facts relied upon to make the exemption from registration available for each Private Issuance, as also required under Item 701(d).

Ms. Erin E. Martin, Esq.

Ms. Kim McManus, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 9, 2014

Finally, with respect to each of the Private Issuances of OP Units and LTIP Units, which are convertible or exchangeable into equity securities, pages 170 through 171 of Amendment No. 3 set forth the terms of conversion or exercise of OP Units, and page 172 of Amendment No. 3 sets forth the terms of conversion or exercise of LTIP Units (each as required under Item 701(e)).

* * * * * * *

Pursuant to General Instruction B.3 to Form 8-K, “ [i]f the registrant previously has reported substantially the same information as required by this form [8-K], the registrant need not make an additional report of the information on this form [8-K]…. The term previously reported is defined in Rule 12b-2” under the Securities Exchange Act of 1934 (“Rule 12b-2”). Under Rule 12b-2, the terms “previously filed” and “previously reported” expressly include documents filed with, or reported in, a registration statement under the Securities Act of 1933.

Accordingly, given the Company’s filing of Amendment No. 3 prior to the Item 3.02 8-K Deadline, and given that Amendment No. 3 contained the same information as required under Item 3.02(a) of Form 8-K, the Company respectfully submits that it was not required to make an additional report of the information under Item 3.02(a) on Form 8-K prior to the Item 3.02 8-K Deadline, notwithstanding that the Company subsequently did so.

As such, we respectfully submit that the Company meets the criteria for Form S-3 eligibility described in paragraph 3(b) of General Instruction I.A to Form S-3.

The Company respectfully believes that the information contained herein is responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Very truly yours,

/s/ Richard P. Cunningham, Jr.

Richard P. Cunningham, Jr.

cc:	R. Ramin Kamfar, Bluerock Residential Growth REIT, Inc.
Michael L. Konig, Esq., Bluerock Residential Growth REIT, Inc.